1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 12, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/11/12

Chunghwa Telecom Co., Ltd.

By:	/S/ JOSEPH C.P. SHIEH
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2009/10/13:	To announce the procurement of a batch of Foam-Skin Jelly-Filled LAP City Telephone Cable

2. Announcement on 2009/10/15:	Explanation of the report that Chunghwa Telecom will substantially increase its investment in broadband business

3. Announcement on 2009/10/19:	To announce the record date of capital reduction

4. Announcement on 2009/10/20:	Explanation of the report that Chunghwa plans to develop its property in multiple directions

5. Announcement on 2009/10/28:	Explanation of the report about Chunghwa planning to invest Asia Pacific Telecom

6. Announcement on 2009/10/29:	To announce the board approved the preliminary plan of the replacement of share certificates for capital reduction

7. Announcement on 2009/10/30:	Chunghwa Telecom held investor conference call for the third quarter of 2009 operation results

8. Announcement on 2009/10/30:	To announce the procurement of a batch of Airblock Cable

9. Announcement on 2009/10/30:	To announce the differences for the nine months of 2009 financial statements between ROC GAAP and US GAAP

10. Announcement on 2009/10/30:	Financial forecast of 4th quarter 2009

11. Announcement on 2009/11/04:	The company signed a MOU with Microsoft Corporation of strategic alliance

12. Announcement on 2009/11/09:	To announce the procurement of servers and peripheral from Chunghwa System Integration Co., Ltd.

13. Announcement on 2009/11/10:	Explanation of the report about Chunghwa planning to team up with Fujitsu on e-commerce

14. Announcement on 2009/11/10:	Chunghwa Telecom announced its unaudited revenue for October 2009

15. Announcement on 2009/11/10:	October 2009 sales

EXHIBIT 1

To announce the procurement of a batch of Foam-Skin Jelly-Filled LAP City Telephone Cable

Date of events: 2009/10/13

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Foam-Skin Jelly-Filled LAP City Telephone Cable

2. Date of the occurrence of the event: 2008/10/14~2009/10/13

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$510,222,900

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TATUNG.CO.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 2

Explanation of the report that Chunghwa Telecom will substantially increase its investment in broadband business

Date of events: 2009/10/15

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/10/15

3. Content of the report: Chunghwa Telecom will substantially increase its investment in broadband business.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom is expected to spend NT$30 billion of capital expenditure this year and planned to maintain this level in the next two or three years. If necessary, Chunghwa Telecom may change this level, depending on the operating environment.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

To announce the record date of capital reduction

Date of events: 2009/10/19

Contents:

1. Date of occurrence of the event: 2009/10/19

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To announce the record date of capital reduction to be 2009/10/26.

6. Countermeasures: None

7. Any other matters that need to be specified: This record date of capital reduction is for the purpose of applying capital changes upon capital reduction to the Ministry of Economic Affairs only.

EXHIBIT 4

Explanation of the report that Chunghwa plans to develop its property in multiple directions

Date of events: 2009/10/20

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/10/20

3. Content of the report: Chunghwa plans to develop its property in multiple directions

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Since property development is an essential strategy to Chunghwa Telecom, all relevant details including investment costs and hurdle rate should go through certain internal procedure to be resolved.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Explanation of the report about Chunghwa planning to invest Asia Pacific Telecom

Date of events: 2009/10/28

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/10/28

3. Content of the report: Chunghwa plans to invest Asia Pacific Telecom.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa follows internal process to evaluate investment projects and will make official announcement after completing all the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

To announce the board approved the preliminary plan of the replacement of share certificates for capital reduction

Date of events: 2009/10/29

Contents:

1. Date of the board of directors resolution: 2009/10/29

2. Record date of the capital reduction: 2009/10/26

3. Operations plan for replacement of share certificates for the capital reduction:

1. The preliminary plan of the replacement of share certificates for capital reduction 2009 was based on the Articles of Incorporation and Taiwan Stock Exchange Corporation Procedures for Replacement of Share Certificates.

2. The shares to be converted include only the listed common shares amounted 10,666,488,999 shares with par value NT$10, amounted NT$106,664,889,990.

3. The amount and the number of shares of capital reduction will be NT$9,696,808,180 and 969,680,818 shares respectively.

4. Capital reduction ratio: 9.09090909006%. Every thousand shares will be converted to 909.0909090994 shares (i.e. every thousand shares decrease 90.9090909006 shares).

5. Total shares and amount of the common shares after the capital reduction: 9,696,808,181 shares; par value NT$10; paid-in capital for common shares NT$96,968,081,810.

6. The new share certificates of the replacement for the capital reduction (all issued in scripless form) will be calculated respectively according to every shareholder’s ownership registered on the book on the record date of the capital reduction. For every share held, shareholders will receive 0.9090909090994 new share. For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

7. Schedule:

(1) The record date of the replacement of share certificates is preliminarily set to be 2010/01/28 and the conversion of new shares will begin from 2010/02/08 (scripless shares issuance).

(2) Book closure date: From 2010/01/24 to 2010/02/07

(3) Trading suspension period: From 2010/01/21 to 2010/02/07

(4) The new shares will be listed on 2010/02/08 and replace original shares.

(5) Payment date of the returned cash capital: 2010/02/08

8. Conversion procedure:

(1) Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

(2) For the shareholders who hold physical share certificates and have booked before the book closure date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent before 2010/01/23.

(3) For the shareholders who failed to complete booking before the book closure date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent after 2010/02/08.

(4) The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

(5) Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd. Chunghwa Telecom’s Stock Affairs Agent, Telephone: 02-25048125.

9. The plan will be performed after it is approved by the TSEC. The Company will send a notice to each shareholder before the listing of the new shares.

4. Record date of the replacement of share certificates: 2010/01/28

5. Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original shares.

6. Anticipated listing date for the new shares: 2010/02/08

7. Any other matters that need to be specified: The Board authorized the Chairman to reset the record date of the replacement of share certificates and the related schedule in accordance with the authority’s operation schedule if necessary.

EXHIBIT 7

Chunghwa Telecom held investor conference call for the third quarter of 2009 operation results

Date of events: 2009/10/30

Contents:

1. Date of the investor/press conference: 2009/10/30

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: None

EXHIBIT 8

To announce the procurement of a batch of Airblock Cable

Date of events: 2009/10/30

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Airblock Cable

2. Date of the occurrence of the event: 2008/10/31~2009/10/30

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$516,540,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Tai Tung Communication Co., Ltd

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 9

To announce the differences for the nine months of 2009 financial statements between ROC GAAP and US GAAP

Date of events: 2009/10/30

Contents:

1. Date of occurrence of the event: 2009/10/30

2. Cause of occurrence: To announce the differences for the financial statements as of September 30, 2009 and for nine months ended September 30, 2009 between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported consolidated net income attributable to shareholders of the parent of NT$33,178,919 thousand, earnings per share of NT$3.42 for nine months ended September 30, 2009, and equity attributable to shareholders of the parent of NT$374,077,992 thousand as of September 30, 2009. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income attributable to shareholders of the parent of NT$35,269 million, earnings per share of NT$3.64 for nine months ended September 30, 2009 and equity attributable to shareholders of the parent of NT$302,418 million as of September 30, 2009. The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 10

Financial forecast of 4th quarter 2009

Date of events: 2009/10/30

Contents:

1. Fiscal year of the financial forecast: 4Q09

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2009/10/29

4. Date of preparation, correction, or updating of the financial forecast: 2009/10/22

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

EXHIBIT 11

The company signed a MOU with Microsoft Corporation of strategic alliance

Date of events: 2009/11/04

Contents:

1. Date of occurrence of the event: 2009/11/04

2. Counterparty to the contract or commitment: Microsoft Corporation

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2009/11/04~2010/11/03

5. Major content (not applicable where rescinded): The company signed a Memorandum of Understanding (MOU) of strategic alliance with Microsoft Corporation.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Being beneficial to company’s business.

8. Concrete purpose/objective (not applicable where rescinded): Both companies will cooperate to create new business opportunities of digital life.

9. Any other matters that need to be specified: Chunghwa Telecom and Microsoft Corporation will work together to develop three major cloud computing applications, “Software as a Service”, “Platform as a Service”, and “Infrastructure as a Service”. These applications will integrate computer, mobile phone and television to create customized value-added services offering the convenient digital life to customers.

EXHIBIT 12

To announce the procurement of servers and peripheral from Chunghwa System Integration Co., Ltd.

Date of events: 2009/11/09

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Servers and peripheral

2. Date of the occurrence of the event: 2008/11/10~2009/11/09

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$453,242,777

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd. (a related party)

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with the Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 13

Explanation of the report about Chunghwa planning to team up with Fujitsu on e-commerce

Date of events: 2009/11/10

Contents:

1. Name of the reporting media: Economic Daily

2. Date of the report: 2009/11/10

3. Content of the report: Chunghwa plans to team up with Fujitsu on e-commerce

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Taiwan-Japan IT Business Steering Committee will resume a meeting on Nov. 11. Shyue-Ching Lu, Chairman of CHT, and Mazuka Michiyoshi, Chairman of Fujitsu, as Presidents of the committee, will host the meeting. However, there is no MOU expected to be signed.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom announced its unaudited revenue for October 2009

Date of events: 2009/11/10

Contents:

1. Date of occurrence of the event: 2009/11/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of October 2009, total revenue increased by 1.2% year-over-year to NT$15.59 billion. Operating income for the month was NT$4.56 billion, net income NT$3.55 billion, EPS NT$0.37. For the first ten months this year, total revenue decreased by 2.1% year-over-year to NT$152.19 billion, operating income was NT$46.71 billion, net income NT$36.73 billion, EPS NT$3.79.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 15

Chunghwa Telecom

November 10, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct. 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Oct	Invoice amount	17,339,733	17,302,602	(+)37,131	(+)0.21%
Oct	Invoice amount	168,217,567	175,933,063	(-)7,715,496	(-) 4.39%
Oct	Net sales	15,594,082	15,405,667	(+)188,415	(+)1.22%
Oct	Net sales	152,190,541	155,463,152	(-)3,272,611	(-)2.11%

b	Trading purpose: None